# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TFI International Inc., CIK 0001588823
CUSIP: 87241L109
Title of class of securities: common shares
Address of issuer's principal executive offices: 8801 TRANS-CANADA HIGHWAY, 8801 TRANS-CANADA HIGHWAY, SAINT-LAURENT, Quebec Canada (A8), H4S 1Z6
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-25-013368
Filed by CIK 0000944388

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 2,243,843; shared voting power 0; sole dispositive power 2,243,843; shared dispositive power 0; aggregate amount beneficially owned 2,243,843 (2.7% of the class)
- MD Financial Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 47,267; shared voting power 0; sole dispositive power 47,267; shared dispositive power 0; aggregate amount beneficially owned 47,267 (0.1% of the class)
- Scotia McLeod, a division of Scotia Capital Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 239,779; shared voting power 0; sole dispositive power 239,779; shared dispositive power 0; aggregate amount beneficially owned 239,779 (0.3% of the class)

## Item 1. Issuer
Name of issuer: TFI International Inc.
Address of issuer's principal executive offices: 8801 TRANS-CANADA HIGHWAY, 8801 TRANS-CANADA HIGHWAY, SAINT-LAURENT, QUEBEC, CANADA, H4S 1Z6.

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
MD Financial Management Inc.
Scotia McLeod, a division of Scotia Capital Inc.
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4, Canada
1870 Alta Vista Drive, Ottawa, Ontario, K1G 6R7, Canada
40 King St. West, Scotia Plaza, 52nd Floor, Toronto, Ontario, M5W 2X6, Canada
Citizenship:
Canadian
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser and broker dealer

## Item 4. Ownership
Amount beneficially owned: 2530889
Percent of class: 3.079
Sole power to vote or to direct the vote: 2530889
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2530889
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- 1832 Asset Management L.P.: Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (08/12/2026)
- MD Financial Management Inc.: Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (08/12/2026)
- Scotia McLeod, a division of Scotia Capital Inc.: Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (08/12/2026)